[Willkie Farr & Gallagher LLP Letterhead]

May 10, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Preliminary Proxy Statement on Schedule 14A of The Topps Company, Inc.

Ladies and Gentlemen:

On behalf of The Topps Company, Inc. (the ‘‘Company’’), we transmit herewith for filing with the Securities and Exchange Commission in electronic format via EDGAR the Company’s Preliminary Proxy Statement on Schedule 14A for the 2006 Annual Meeting of Stockholders, together with the form of proxy card.

Should you have any questions concerning the enclosed, please call either the undersigned or Holly K. Youngwood of this office at (212) 728-8000. Thank you very much.

Very truly yours,

/s/ Manuel A. Miranda

Manuel A. Miranda

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